FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April 2024

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice Regarding Issuance of JPY Hybrid Bonds

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: April 15, 2024	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release
Notice Regarding Issuance of JPY Hybrid Bonds
OSAKA, Japan, April 15, 2024 – Takeda Pharmaceutical Company Limited (Head Office: Chuo-ku, Osaka; (TSE:4502/NYSE:TAK), “Takeda”) today announced that it will issue its 2nd Unsecured, Interest Deferrable and Early Redeemable Subordinated Bonds (“the 2nd Hybrid Bonds”) in the form of a public offering in Japan to refinance the whole or part of the 1st Unsecured, Interest Deferrable and Early Redeemable Subordinated Bonds (“the 1st Hybrid Bonds”) that were issued on June 6, 2019. In preparation for the upcoming issue in 2024, Takeda today filed an Amended Shelf Registration Statement for the issuance of the 2nd Hybrid Bonds with the Director of the Kanto Local Finance Bureau.
1. Purpose and Background of the 2nd Hybrid Bonds Issuance:
Takeda issued the 1st Hybrid Bonds of JPY 500 billion in June 2019 after the acquisition of Shire plc. As a result, hybrid bonds have formed an important part of Takeda’s capital structure, and this importance remains unchanged. With the 1st Hybrid Bonds approaching their First Call Date on October 6, 2024, Takeda plans to replace the 1st Hybrid Bonds with the proceeds from the issuance of the 2nd Hybrid Bonds and (if needed) Hybrid Loans having similar terms.

2. Features of the 2nd Hybrid Bonds:
The 2nd Hybrid Bonds will contain features of debt and equity. As a debt instrument they will carry an interest coupon and have a final maturity date. As an equity instrument they will be subordinated to Senior Notes and other debt instruments, allow interest coupon deferral, and have a very long maturity of up to 60 Years. Given such hybrid debt / equity features, we expect that the 2nd Hybrid Bonds will receive an equity acknowledgement of 50% from Rating Agencies. We note that despite the equity like features, the 2nd Hybrid Bonds are not convertible to equity and will never cause a dilution of equity holders.

3. Schedule:
The 2nd Hybrid Bonds are expected to be priced and issued in mid-2024 subject to market conditions and investor demand. Details will be announced as soon as the terms are determined.

Disclaimer
This announcement has been prepared to publicly disclose the proposed offering of the 2nd Hybrid Bonds and is not intended to, and does not, constitute, represent or form part of any offer, invitation or solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

This document does not constitute an offer to sell or a solicitation of an offer to purchase any securities within the United States. The 2nd Hybrid Bonds have not been and will not be registered under the U.S. Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States, absent registration or an applicable exemption from the registration requirements. No 2nd Hybrid Bonds will be offered in the United States.

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Contacts

Investor Relations Christopher O’Reilly christopher.oreilly@takeda.com +81 (0) 3-3278-2543	Media Relations Brendan Jennings brendan.jennings@takeda.com +81 (0) 80-2705-8259

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations, including global health care reforms; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

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